SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated February 24, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated February 24, 2014, the Company reports that the Board of Directors has approved the execution of an addendum to the Master Agreement for Exchange of Corporate Services approved by the shareholders’ meeting of 2004, as amended (the “Master Agreement”), whereby Alto Palermo S.A. (APSA) (“APSA”), Cresud S.A.C.I.F. y A. (“Cresud”) and the Company (and jointly with APSA and Cresud, the “Parties”) established the administrative and financial features and guidelines for implementing the provision of the Corporate Services, for the purpose of lowering fixed costs incurred in the development of the Parties’ businesses and reducing their incidence on operating results by leveraging the individual efficiencies of each company in their various administrative operating areas.

Since then, Deloitte & Co. S.R.L. has been responsible for the semi-annual review and evaluation of the criteria applied in the Corporate Services’ settlement process and Cost Distribution Bases.

In this opportunity, the purpose of the above mentioned addendum is to put on record the process intended to structure a new organizational model for dividing the areas by business, as it was deemed convenient that the services in the corporate services areas related to the real estate business should be provided directly by APSA and the Company, thus assigning the employment contracts of the employees that provide those services. The purpose of the new organizational model is to achieve increased independence and specialization by business and to enhance each employee’s identification with the company for which they render services, thus increasing employee commitment.

This notwithstanding, the employees to be transferred from Cresud to APSA’s and the Company’s payrolls will continue to discharge duties for the Parties pursuant to the conditions of the Master Agreement, and their labor costs will continue to be distributed as set forth in such agreement, effective January 1, 2014, subject to the ongoing semi-annual review conducted by Deloitte & Co. S.R.L.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 24, 2014